

16014144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC 409

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SEC FILE NUMBER
8-67145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street, Suite 1010
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me





EVELYN S
Notary Public
Jersey
Expires
July 08

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eBX LLC d/b/a LEVEL ATS
Index
December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of eBX LLC d/b/a Level ATS:

We have audited the accompanying statement of financial condition of eBX LLC d/b/a Level ATS (the "Company"), as of December 31, 2015. This financial statement is the responsibility of eBX LLC d/b/a Level ATS's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of eBX LLC d/b/a Level ATS as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2016

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 5,151,844
Commissions receivable	1,164,639
Due from clearing broker, net	1,187,482
Fixed assets (net of accumulated depreciation of $2,116,448)	817,677
Prepaid expenses and other assets	331,032
Total assets	$ 8,652,674
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 280,100
Regulatory fine payable	340,000
Accrued professional fees	75,500
Total liabilities	695,600
Members' equity	7,957,074
Total liabilities and members' equity	$ 8,652,674

The accompanying notes are an integral part of this financial statement

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions Receivable

Commissions receivable are comprised of amounts due for processed trades. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with related parties

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The clearing broker is an affiliate of one of the members of the Company.

At December 31, 2015, approximately $384,000 remains uncollected and is included in commissions receivable in the accompanying Statement of Financial Condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2015 consists of:

Computer equipment and software	$ 2,881,800
Furniture and fixtures	36,864
Leasehold improvement	15,461
	2,934,125
Less: Accumulated depreciation and amortization	(2,116,448)
	$ 817,677

5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $6,336,000 which exceeded the required net capital by approximately $6,289,000. The ratio of aggregate indebtedness to net capital, at December 31, 2015 was .11 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Commitments

The Company leases office space under non-cancellable lease agreements which expire on April 30, 2019.

The lease has provisions for escalations. The Company also has a security deposit of approximately $36,000 which is included in other assets in the accompanying Statement of Financial Condition.

At December 31, 2015, the annual minimum payments under this agreement are approximately as follows:

Year Ending December 31,	Total Commitments
2016	$ 147,000
2017	147,000
2018	147,000
2019	49,000
	$ 490,000

7. Concentration

The Company currently utilizes a single vendor to maintain and support its trading platform. Management is exploring relationships with other vendors in order to bolster a contingency plan for the trading platform in the unlikely event that the vendor no longer exists or that the Company's contract with the vendor is not renewed.

Under the terms of this vendor agreement, expiring during October 2016, the Company's minimum fee, through expiration, is $638,000 with additional amounts due based upon the average number of trades.

8. Employee benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. Subsequent events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosure in the Company's financial statements.

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015